Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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The New AT&T

Leading Communications into the 21st Century

Your name

Your title

Your AT&T affiliate company

[LOGO]

Good morning/afternoon/evening.

On November 18, 2005, SBC and AT&T joined forces ... becoming a global company that will set the industry standard for a new era of integrated communications and entertainment services.

We took the AT&T name because it’s the most-recognized communications brand in the U.S. and around the globe.

Cautionary Language Concerning Forward-Looking Statements

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on AT&T’s Web site at www.att.com/investor.relations.

I know you thought I was going to be talking about AT&T – and I am.

But first, some housekeeping rules and regulations.

Because I’ll be mentioning our proposed merger with BellSouth, the SEC requires us to include this slide and the next one until we receive AT&T and BellSouth shareholder approvals, hopefully later this summer.

Rule 165 Legend

NOTE: In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Scale and Scope

Leadership

Largest U.S. telecommunications company; one of largest in world

‘05 Operating Revenues

$85 billion*

‘05 Operating Income

$6 billion

Employees

187,000 in U.S. and 60 countries

Headquarters

San Antonio, Texas

*Including proportionate share of Cingular Wireless and pro forma ‘05 operating revenues

The new AT&T is the largest telecommunications company in the U.S. …and one of the largest in the world.

If ranked today among the Fortune 500, the new AT&T would place 12th in the U.S. and 24th globally.

This is based on combined revenues of $85 billion in 2005 which includes SBC, AT&T and our 60 percent stake in Cingular wireless.

Our combined income was $6 billion in ‘05.

We have employees in every U.S. state and in 60 countries…and we’re based in San Antonio, Texas.

And more than 120 million customers count on us every day, locally, nationally and globally.

[LOGO]

Will expand into nine Southeastern states

Will own 100% of Cingular Wireless and market under the AT&T brand

Anticipate close by end of year

And our size and scope will grow considerably when our anticipated merger with BellSouth closes.

The merger will expand AT&T into a whole new local market covering nine states …and we’ll own 100% of Cingular Wireless

•                  This is extremely important because wireless is a big growth business for us and constitutes a third of our revenue.

•                  Once we own 100% of Cingular, we’ll be able to market under the AT&T name for all wireless products which should streamline advertising and provide a key competitive advantage.

The merger is on schedule and is anticipated to close by the end of the year.

A World of Communications

#1 in U.S.

•                  Broadband DSL

•                  Wireless

•                  Local and long distance voice

•                  Data revenues

•                  Directories

Industry leader

•                  IP-based services for residential and small business customers

Turning our attention back to AT&T…we are the U.S. industry leader in key communication services, including:

•                  DSL high-speed Internet with 7.4 million lines in service.

•                  Wireless, with 56 million subscribers through our 60 percent ownership of Cingular.

•                  Local and long distance voice services with 49 million access lines.

•                  Data revenues with $13 billion in 2005; $4.4 billion in 1Q, 2006.

•                  Largest directory publisher in the world, delivering 110 million directories a year and, through its YELLOWPAGES.COM joint venture, the fastest growing online Yellow Pages and search directory in the U.S.

And we’re an industry leader in providing Internet protocol or IP-based communication services for residential and small business customers. IP is the language of the Internet and enables the seamless integration of video, voice and data services.

More about IP in a few moments.

AT&T Global Network

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One of the reasons we’re a leader in delivering communications services is because AT&T has one of the world’s most powerful and advanced IP backbone networks.

•                  Our backbone network carries 4.6 petabytes (4.9 billion megabytes) of traffic on an average business day to virtually every continent and to more than 60 countries…with up to 99.999% availability.

•                  It includes 30 data centers across the globe.

•                  And it encompasses 410,000 fiber route miles.

Recognition

Leadership

Fortune Magazine: America’s & World’s Most Admired Telecom Company (2006)

Diversity

DiversityInc: Top 50 Companies (2006)

DiversityBusiness.com: Top Corporations for Multicultural Business Opportunities (2005)

Giving

Hispanic Business Magazine: Top 10 Companies for Philanthropic Giving (2005)

Innovation

Information Week: InformationWeek 500 (2005)

We’re a leader in other areas, too. Just to name a few:

•                  We’re one of the 30 companies making up the Dow Jones Industrial Average.

•                  We’ve held the no. 1 spot as Fortune magazine’s most admired telecom company in the U.S. and the world more than any other company in the industry.

•                  We’ve been named to DiversityInc.’s Hall of Fame for making their list since its inception. And this is the 5th consecutive year we’ve been recognized by DiversityBusiness.com for providing opportunities to minority- and women-owned companies.

•                  Hispanic Business has named us no. 1 for philanthropic services that benefit minority groups.

•                  And we’ve been listed on InformationWeek’s 500 most innovative users of business technology.

AT&T Growth Drivers

[GRAPHIC]

1. Wireless

2. Business

3. Broadband/IP

Here you see our main growth drivers: wireless, the business market, and broadband & IP-based services.

Phone service, once our core business, is no longer a growth driver for us because the landline voice market in the U.S. is shrinking.

To that point – if you include our share of Cingular — fully 75 percent of our revenues now come from wireless, business and wholesale. Less than 20 percent comes from consumer landline voice services. Data now represents about one-third of our total wireline revenues.

Let’s take a closer look at our growth drivers.

1. Wireless

•                  #1 U.S. provider

•                  Widest international coverage

•                  Technologically-advanced network

[LOGO]

Our first major growth driver is wireless.

AT&T has a 60 percent stake in Cingular and BellSouth a 40 percent stake ....and when our acquisition of BellSouth closes, we will own 100 percent of Cingular.

In 2004 Cingular purchased AT&T Wireless and became the #1 wireless company in the U.S.

Cingular’s new 3G – or third generation – network is a super fast, IP-based simultaneous voice and data network.

•                  It will be the foundation for wireless growth in the business market as we integrate wireless with wireline service.

Cingular AllOver Network

[GRAPHIC]

Here you can see the U.S. reach of Cingular’s AllOver network.

Cingular also delivers the widest international coverage of any U.S.- based wireless carrier, giving customers the ability to make calls (using an internationally enabled phone):

•                  On 6 continents and in 170 countries.

•                  …with wireless data roaming in 70 countries for laptops, PDAs, and other data services.

2. Business

Large Business

•      Industry leader

•      Advanced IP networks

•      Global reach

•      Best-in-class customer care

•      Ability to deliver integrated services

Small/Medium

•      Big base: >3M customers

•      Migrate large business solutions

New Products

•      IP-based solutions

•      Managed services

•      Web hosting

•      Security

•      AT&T Labs – strong resource for innovation

Our second growth driver is providing solutions to the business market.

The new AT&T is No. 1 in serving large business or enterprise customers. We have a superior network, global reach, the best customer care and proven ability to integrate services.

Our large business customers tell us they are looking for two things:

•                  A technology partner who is ready to help them migrate to integrated IP solutions.

•                  And a business provider with the resources to deliver reliability and deep technical support.

We’re able to do both, and – when you factor in our wireless capabilities – large business will be a big growth platform for us going forward.

We also have opportunities to grow through new services… in areas like IP-based solutions, managed services, Web hosting and network security. The AT&T labs are a great resource and we’re committed to developing new lines of business born of innovation from the labs.

And there is growth opportunity in the small and medium business market … as we take services developed and proven for large business customers and bring them to these markets.

Enterprise Strengths

Superior IP network

Industry-Leading portfolio

Unsurpassed global care and support

High-Quality, highly automated service delivery platforms

Superior innovation capability – our combined labs

•                  AT&T is well-positioned to meet the needs of Enterprise customers because we have:

•                  Superior infrastructure that can provide the full array of services, from local to global.

•                  An industry-leading product portfolio, with unrivaled breadth and depth.

•                  Unsurpassed global care and support.

•                  High-quality, highly-automated service delivery platforms.

•                  At AT&T Labs, a superior capability to innovate and bring “business-relevant” solutions to our customers.

3. Broadband and IP

AT&T has premier assets for a broadband world:

•  The industry’s largest IP backbone

•  Broad, dense broadband and access network–7 million DSL lines

•  High-speed IP-based wireless data network

•  Next-generation IP-based platform for voice, data and video

We’ll deliver integrated services and content across 3 screens:

[GRAPHIC]

PC

[GRAPHIC]

TV

[GRAPHIC]

WIRELESS

Our third growth driver is broadband and IP.

•                  Over the past six years, the U.S. broadband market has seen dramatic growth, with estimates putting high-speed Internet households - cable modem or DSL - above 40 million.

•                  One fourth of our residential customers already subscribe to our DSL product, AT&T Yahoo! High Speed Internet.

•                  And for broadband to go, the new AT&T provides Wi-Fi access at more than 18,000 hot spots in 42 countries.

Broadband is our new foundation which will enable us to give consumers and businesses what they are demanding — 24/7 access to any content or application on virtually any device, wired or wireless. An IP-world with multiple integrated broadband networks does a couple of important things:

•                  First, it provides a new distribution channel for content – TV shows, gaming, education — allowing our customers to access content when and where they want …

•                  And second it gives customer a seamless, convenient communications experience. Customers will be able to communicate and access the same information, entertainment and applications…whether on their PC, wireless or TV screen.

The new AT&T has global IP-based network capabilities, assets and resources that are widely regarded as unsurpassed in the marketplace.

IP Future:

Integrated Solutions

[GRAPHIC]

[LOGO]

Voice Video Messaging High Speed Internet

With our Lightspeed platform we plan to deliver a whole new generation of IP-based offerings we’re calling our U-verse suite of products.

Some of the current features of AT&T U-verse TV include…

•                  A high-quality video experience – more than 200 channels – which include set-top boxes each with an internal DVR.

•                  Video-on-demand library featuring hundreds of hours of a variety of programming. We plan to add significantly more hours and titles as we move towards a scaled launch.

•                  Picture-in-picture that allows subscribers to “channel surf” without leaving the program they’re watching.

•                  Fast channel changing – eliminating the delay whether you’re surfing channels or recalling the last channel viewed.

We introduced AT&T U-verse TV and AT&T Yahoo! High Speed Internet U-verse Enabled on the Project Lightspeed platform in San Antonio in December 2005 in a controlled market entry.

We plan to pass 18 million homes with our Lightspeed network by the end of 2008, as part of our initial deployment.

Homezone

AT&T Homezone

[GRAPHIC]

[GRAPHIC]

•                  Satellite TV programming

•                  High definition and/or standard definition

•                  Digital videorecording

•                  Caller ID on the TV

•                  Movies on demand

•                  Photo sharing

•                  Music

Another video service we are excited about is AT&T Homezone. We expect to launch the product in select markets this summer, and the beta users who already have it tell us they like the service.

Homezone uses our DSL network and our relationship with DISH Network satellite service to deliver next-generation entertainment, and is a great example of how broadband networks can change how people think about accessing content.

Through a 2Wire set-top box, Homezone lets customers view satellite TV … download movies on demand … view personal photos and listen to music from their AT&T Yahoo! portal … and view caller ID and call-log information on their TV – all with one remote control.

Community Commitment

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[GRAPHIC]

[GRAPHIC]

We’re on a very exciting path. As the new AT&T, we have tremendous resources, great products and pricing, and a global reach that’s unsurpassed in the industry. But we’re still very much a local company at heart.

We recognize that the biggest asset we have is our customers’ trust and - regardless of how large we’ve become - our commitment to the local communities we serve remains as strong as ever.

The new AT&T’s combined foundations are expected to have more than $60 million available for charitable and community funding activities each year.

And over 250,000 employees and retirees from the combined company serve their communities through the Telecom Pioneers.

That’s a big investment in our communities and I can assure you it’s going to continue.

Our vision

To be the only communications and entertainment company our customers will ever want.

To sum up …

Our vision for the new AT&T is clear and simple: to be the only communications and entertainment company our customers will ever want.

Every product and service we provide, every strategy and tactic we develop, everything that each of us does every day is designed to help us make that vision a reality.

And in achieving that vision, we have high expectations for ourselves. We embrace a set of principles that guides our relationships with our customers, our communities and each other.

Our Guiding Principles

1.               Talk Straight; Follow Through

2.                    Lead by Example

3.               Work Together

4.                    Deliver Our Future

Our Guiding Principles reflect the values we have shared for more than a century. They are:

Talk Straight and Follow Through

•                  We earn trust by speaking clearly and honestly, and by keeping our promises.

•                  We adhere to the highest ethical standards in every interaction with our customers, our suppliers and each other.

Lead by Example

•                  We are not a leader because we say so, but because of what we accomplish, each one of us, every day.

•                  As an industry leader, we aggressively set the standard for service, convenience and reliability.

•                  As a technology leader, we challenge ourselves to develop new and better solutions that always begin with the question, “How will this make life better for my customer?”

•                  As a community leader, we accept a special obligation to expand access to the economic and educational benefits of communications technology.

Work Together

•                  We know our work matters. It can save lives, connect people with vital information and with each other. So, what we do is more than just a job: It’s a calling that we pursue with passion and purpose.

•                  We deliver our best results when we work as a team, and when we take responsibility for our actions hold each other accountable for results.

•                  We treat all people – fellow employees, customers and neighbors – with dignity and respect, knowing that a diversity of perspectives is one of our greatest strengths.

Deliver Our Future

•                  We believe we have a profound responsibility to keep our company strong for decades to come.

•                  We invest for the future – in the strength of our company, in the power and reliability of our networks, in the success and well-being of our team.

•                  We manage our business for the long haul, with a clear focus on creating long-term value for our stockholders. After all, we’re stockholders, too.

•                  We take the same long-term view with our customers and communities. We don’t just provide services, we build lasting relationships.

The New AT&T Leading communications into the 21st Century

In closing, let me thank you for giving me this opportunity.

I hope you’ve learned a little about who we are and what we’re all about.

Ours is the industry of the future…and it’s truly moving at the speed of light.

We’re going to see some amazing things in the years ahead thanks to advances in IP-based networks…data compression technologies…wireless/wireline integration …and - of course  - the Internet.

AT&T is not only going to be a part of that future…we’re going to lead the way.

And we hope all of you will join us on that journey. It promises to be a very exciting ride.